August 4, 2009

VIA Federal Express and EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Kevin Vaughn, Accounting Branch Chief

Re:	Zoran Corporation (“Company”)

Form 10-K for the year ended December 31, 2008

File No. 000-27246

Dear Mr. Vaughn:

Reference is made to your letter to the Company dated June 30, 2009, regarding the above-referenced filing. Our responses to each of the numbered comments are set forth below.

Form 10-K for the year ended December 31, 2008

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

General

1.	We note your disclosure in the second paragraph of the overview section on page 31. In future filings, please expand your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matter with which management is concerned primarily in evaluating the company’s financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the “overview” see Commission Guidance Regarding Managements Discussion and Analysis of Financial Condition and Results of Operations Interpretive Release No. 33-8350 (December 19, 2003) on our website.

We note your comment and confirm that, in future filings of our Form 10-Q and Form 10-K, we will expand the “Overview” section in MD&A to provide an expanded executive-level discussion of the factors that our management focuses on in evaluating the financial condition and operating performance of the Company. This discussion will address the challenges and risks of which our management is aware and any actions being taken to address the same.

Critical Accounting Policies and Estimates, page 33

2.	Please revise the disclosure regarding your revenue recognition on sales to distributors in future filings to explain in greater detail why this represents a critical accounting policy. In this regard, you state that deferred revenues at the end of each period were not material. However, it appears that the greatest risk in connection with this policy is that your deferred revenue would not be sufficient. Revise future filings to explain how the deferred revenue balance arises and how the estimates relating to the reserves and deferred revenue could bear the risk of change and how a change could impact your operations.

Zoran provides a right of return for exchange and price protection to only one of its distributors, and the revenues associated with this customer represented less than 5% of Zoran’s total net revenues in each of the last three fiscal years. The rights of return for exchange are limited to 5% of the total purchases made by the distributor during the previous six-month period. Zoran estimates the amount that it expects will be returned based on actual historical trends and the Company believes that the amount deferred at the end of each reporting period represents a reasonably accurate estimate of the expected amount of returns provided for this customer. For 2006, 2007 and 2008, the actual amounts of returns for exchange were $71,000, $6,000 and $55,000, respectively and were not materially different than the amount that had been deferred.

The price protection obligation is limited to 2% of the total purchases made by the distributor during the same six-month period. For 2006, 2007 and 2008, the actual amount of price protection was insignificant at $18,000, $0 and $0, respectively.

As the exchange and price protections are capped at amounts considered insignificant to Zoran, and actual historical returns for exchange and price protection as well as future expected return for exchange and price protection has been and is expected to be immaterial to our financial statements and results of operations, we will remove this disclosure in future filings.

3.	We note your disclosures here and on pages 41 and 66 regarding the impairment of your goodwill and intangible assets. We note that the impairment charges were based in part on a discounted cash flow model. As such, it appears that the impairment charges are based on an expected decline in cash flows in future periods which will impact your results of operations in future periods. Please revise future filings to provide enhanced disclosure of how the impairment charge relates to your expectations for your results of operations in future periods. In this regard, please specifically discuss any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on revenues or income from continuing operations. Refer to Item 303(A)(3)(ii) of Regulations S-K.

We note your comment and confirm that, in future filings of our Form 10-Q and Form 10-K, we will expand our discussion to include any material impact on future operations that we expect to encounter as it relates to the change in forecasts used in the discounted cash flow model as part of determining the impairment charge.

4.	With respect to contingencies, we see your disclosure on page 35 that you accrue a liability and charge operations for the estimated costs expected to be incurred over the next twelve months of adjudication or settlement of asserted or unasserted claims. Please tell us how this policy is consistent with paragraph 8 of SFAS 5. Also reconcile the policy disclosed here with your disclosure in Note 9 on page 68, which states that you accrue contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. As appropriate, revise future filings to clarify your accounting policy with respect to accrual of loss contingencies.

Zoran’s policy is to accrue contingent liabilities consistent with paragraph 8 of SFAS 5. We accrue the liability when it is probable that a liability had been incurred at the date of the financial statement and such amount of loss can be reasonably estimated. We will revise in future filings of our Form 10-Q and Form 10-K to provide a consistent description of this policy.

5.	Please revise your discussion of income taxes here in future filings to discuss in greater detail the significant judgments management considers in connection with the determination of the valuation allowance. In this regard, we note on page 43 that you state that the determination to relieve the valuation allowance in 2007 was based on the “relative weight of positive and negative evidence.” Tell us and revise future filings to clearly explain what positive and negative evidence you considered and how you weighted the evidence. Explain how you applied the guidance in paragraphs 20-25 of SFAS 109.

SFAS No. 109, Accounting for Income Taxes, requires companies to assess whether valuation allowances should be established against their deferred tax assets based on the consideration of all available evidence, both positive and negative, using a “more likely than not” standard. In making such judgments, significant weight is given to evidence that can be objectively verified.

Zoran assesses, on a quarterly basis, the realizeability of its deferred tax assets on a jurisdictional basis by evaluating all available evidence, both positive and negative, including: (1) the cumulative results of operations in recent years, (2) the source of recent operating losses, (3) estimates of future taxable income and (4) the length of operating loss carryforward periods. During the fourth quarter of fiscal year 2007, Zoran’s operating results reflected cumulative three-year earnings after adjusting for certain one-time events.

The cumulative three-year income is considered positive evidence which is objective and verifiable and thus received the heaviest weighting. Additional positive evidence considered by Zoran in its assessment at that time included lengthy operating loss carryforward periods, a lack of unused expired operating loss carryforwards in Zoran’s history and estimates of future taxable income. Negative evidence Zoran considered at that time included the historic volatility of the semiconductor industry and the highly competitive nature of the digital TV, DVD and camera markets in which Zoran operates.

After considering both the positive and negative evidence for the fourth quarter of fiscal year 2007, Zoran determined that it was now more-likely-than-not that it would realize the full value of its worldwide deferred tax assets. As a result, Zoran released the valuation allowance against its deferred tax with a corresponding non-cash benefit.

We will revise future filings of our Form 10-Q and Form 10-K to give a fuller description of the process for determining if a valuation allowance is needed.

6.	Further to the above, we note that in 2008 you determined that it was no longer more likely than not that you would fully utilize your deferred tax assets in certain jurisdictions. Tell us and revise future filings to explain the circumstances that changed from the evaluation at December 31, 2007 to the evaluation at December 31, 2008. As applicable, explain how actual results differed from management’s expectations as of the prior year evaluation.

During 2008, the global economy began a serious downward spiral resulting in the current economic recession. Several of Zoran’s business units were significantly affected, most notably the Home Entertainment business units. The intellectual property for those business units is held in a foreign jurisdiction, and resulted in material changes to the actual and projected earnings in that jurisdiction.

Zoran assesses, on a quarterly basis, the realizeability of its deferred tax assets by evaluating all available evidence, both positive and negative, including: (1) the cumulative results of operations in recent years, (2) the nature of recent losses, (3) estimates of future taxable income and (4) the length of operating loss carryforward periods. During the fourth quarter of fiscal year 2008, Zoran’s operating results in one material foreign jurisdiction changed from 3 year positive cumulative earnings to 3 year negative cumulative earnings. The cumulative three-year loss was considered significant negative evidence which was objective and verifiable and thus was heavily weighted. Additional negative evidence Zoran considered at that time included projections of future losses in that jurisdiction for 2009 and beyond as those projections had changed from expected future profits to expected future losses due primarily to the economic downturn, the historic volatility of the semiconductor industry and the highly competitive nature of the digital TV, DVD and Mobile markets in which Zoran operates. Positive evidence considered by Zoran in its assessment at that time included lengthy operating loss carryforward periods, and a lack of unused expired operating loss carryforwards in Zoran’s history.

After considering both the positive and negative evidence for the fourth quarter of fiscal year 2008, Zoran determined that it was no longer more-likely-than-not that it would realize the full value of certain foreign jurisdiction deferred tax assets. As a result, Zoran recorded a valuation allowance against its deferred tax to reduce them to their estimated net realizable value with a corresponding non-cash charge.

We will revise future filings of our Form 10-Q and Form 10-K to include the disclosure above.

Results of Operations, page 38

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007, page 40

Cost of Hardware Product Revenues, page 40

7.	We note that you attribute the increase in cost of revenues as a percentage of total revenues in part to volume and average selling prices. Revise future filings to quantify and analyze how changes in volume and prices impacted your revenues and cost of revenues. Refer to Item 303(A)(3)(iii) of Regulation S-K.

We note your comment and confirm that, in future filings of our Form 10-Q and Form 10-K, we will include a discussion of material increases/decreases in net sales or revenues and cost of revenues and a narrative discussion of the extent to which such increases/decreases are attributable to change in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services as required under Item 303(A)(3)(iii) of Regulation S-K.

Contractual Obligations, page 45

8.	We note from your consolidated balance sheet on page 49 that you have significant other long-term liabilities. However, we do not see where you have reflected those other long-term liabilities here as required by Item 303(A)(5) of Regulation S-K. Please revise future filings to comply.

We note your comment and confirm that, in future filings of our Form 10-Q and Form 10-K, we will include the tabular and narrative disclosure of contractual obligations as required by Item 303(A)(5) of Regulation S-K.

Financial Statements, page F-1

Note 2 – Significant Accounting Policies, page 54

Revenue Recognition, page 54

9.	We note from your disclosure on page 33 that in some cases your sales agreements contain rights of return or price protection arrangements. Please revise future filings to disclose the nature and extent of any right rights and price protections privileges. In this regard, clearly explain how you account for such sales and explain your methodology for estimating returns and other discounts.

Based on our explanation in (2) above, we believe that the right of return and price protections that we provide to our customer have not been material and are not expected to be material in future periods. As a result, we will remove this disclosure in future filings.

Note 5 – Fair Value, page 63

10.	We note the significance of your Level 2 and 3 assets. Please revise future filings to disclose the specific valuation methodologies and any significant valuation assumptions that you use in determining the fair value of your assets. Refer to paragraph 32(e) of SFAS 157.

We note your comment and confirm that, in future filings in future filings of our Form 10-Q and Form 10-K, Zoran will include the disclosure of specific valuation techniques(s) used to measure fair value and a discussion of changes in valuation techniques, if any, during the periods presented in compliance with paragraph 32(e) of SFAS 157.

Amendment No. 1 to Form 10-K for the year ended December 31, 2008

Item 11. Executive Compensation, page 3

Compensation Discussion and Analysis, page 3

Equity Awards, page 6

11.	We note your disclosure on page 7 that your Compensation Committee considers certain factors in determining option grants, including equity compensation for similar positions at comparable companies and individual recent and historic job performance. Your disclosure does not appear to explain how your Compensation Committee applied these factors to determine the multiples you used in calculating option awards in 2008. In future filings, as applicable, please clearly show how the actual option awards made to your named executive officers reflect the factors considered by your Compensation Committee. Refer to subparagraphs (b)(2)(vii) and (b)(2)(xiv) of item 402 of Regulation S-K. Where option awards vary significantly among officers as they did in 2008, please discuss how and why those awards varied among the named executive officers.

We note your comment and confirm that, in future filings of our Form 10-K, we will comply with Item 402(b)(1)(vii) and Item 402(b)(2)(xiv) of Regulation S-K, including, to the extent applicable, disclosing how the Compensation Committee applied any specific factors in determining equity compensation grants and discussing how and why such awards varied among our named executive officers.

Item 13, Certain Relationships and Related Transactions, and Directors Independence, page 20

Review, Approval or Ratification of Transactions with Related Persons, page 20

12.	In future filings, please provide all information requested by Item 404(b) of Regulation S-K. For example, we note you have not disclosed the standards the Audit Committee uses to evaluate related persons transactions.

We note your comment and confirm that, in future filings which disclosure is required pursuant to Item 404 of Regulation S-K, Zoran will fully comply therewith.

Zoran acknowledges the following:

•	Zoran is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Zoran may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me with any questions you may have about this response, at (408) 523-6500.

Sincerely,

/s/ Karl Schneider

Karl Schneider

Senior Vice President of Finance and Chief Financial Officer